

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2022

Meg Fitzegeral
General Counsel, Secretary and Chief Compliance Officer
Allakos Inc.
825 Industrial Road, Suite 500
San Carlos, CA 94070

> **Re: Allakos Inc.**
> **Registration Statement on Form S-3**
> **Filed May 19, 2022**
> **File No. 333-265085**

Dear Ms. Fitzegeral:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William Brentani, Esq.